Exhibit 99.1

CTRIP TO PURCHASE

CERTAIN PREMISES IN SKY SOHO

Shanghai, September 28, 2014 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced that the Company, through Ctrip Travel Network Technology (Shanghai) Co., Ltd., one of its PRC wholly owned subsidiaries, and other affiliates of the Company, entered into a pre-sale framework agreement with SOHO (Shanghai) Investment Co., Ltd., pursuant to which the Company agreed to purchase certain premises with an aggregate sellable gross floor area (“GFA”) of 100,167 square meters and certain auxiliary facilities in Sky SOHO for a total consideration of approximately RMB3.05 billion (US$497 million). The Company plans to use the existing cash balance to fund the purchase and does not expect this purchase to have material adverse impact on its income statement. The new premises are expected to be used to support the Company’s fast growing business and to enhance operation efficiency in the future, especially for technology development and business innovation centers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties have been outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. Ctrip aggregates accommodation and transportation information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12928
Email: iremail@ctrip.com